September 21, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Jennifer Goeken

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Via Facsimile (202) 772-9365 and FedEx

Re:	Tesco Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
Filed May 8, 2007 and August 7, 2007
File No. 0-28778

Dear Ms. Goeken,

Following is Tesco Corporation’s (the “Company”) response to the United States Securities and Exchange (the “Commission”) Division of Corporate Finance’s Comment Letter dated August 23, 2007.

Pursuant to your request, the Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings with the Commission; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporate Finance

September 21, 2007

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

1.	We note your disclosure on page 4 that with each top drive you sell you offer services of top drive technicians who provide customers with training. Please expand your revenue recognition policy to explain how this impacts your recognition of revenue.

RESPONSE: The Company offers two types of training to its customers: i) on-site training which is typically done within a short period of time after custody and ownership risk for a top drive unit has transferred to the customer and ii) classroom training which is periodically held at one of our facilities and may include multiple clients for which we negotiate prices separately from other services. Classroom training is accounted for in accordance with our service activity revenue recognition policy. On-site training and other set-up services are negotiated when the top drive is ordered and is typically included in the total sales price of the top drive. On-site training and other set-up services are not provided to all of our customers. When a top drive is delivered to a customer, TESCO accrues the cost of on-site training (typically less than $10,000 per top drive), if applicable, when the sale is recognized pursuant to the Company’s product sale revenue recognition policy and the accrual is reversed when the service is provided. If a customer does not use the training they are not entitled to a refund. For reference purposes, the average sales price for new top drive sales was $837 thousand and $947 thousand during the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. We recognize that our accounting for on-site training revenues is subject to bifurcation from the top drive sale revenue pursuant to EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” however we do not account for our on-site training revenue in that manner due to the relative insignificance of the on-site training revenues and expenses, the relatively short period of time between the delivery of the top drive to the customer and the time that on-site training is provided and the level of effort and cost that would be required to track on-site training activity separately for each top drive sold. The Company will continue to monitor the amount of on-site training and other set-up activities and if they become material, we will bifurcate the accounting for on-site training and other set-up activities from the product sales revenues pursuant to EITF Issue No. 00-21.

Property, plant and equipment, page F-12

2.	We note your disclosure that “When top drive units in the Company’s rental fleet are sold, the sales proceeds are included in revenues and the net book value of the equipment sold is included in Cost of Sales and Services in the accompanying Consolidated Statements of Income.” Please tell us why you believe these revenues should be reflected as Revenue and not Other Income. In this regard, please explain how these sales present part of your ongoing major or central activities.

RESPONSE: As disclosed in its Form 10-K, a material part of the Company’s operations is the selling of top drives, either newly manufactured units or used units from its rental fleet depending upon the customer’s usage and delivery requirements. Because the Company offers the market either a new unit or a used unit from its rental fleet, we believe the sale of used top drive units is an integral part of the Company’s top drive sales business. Statement of Accounting Concepts No. 6, Elements of Financial Statements, states that “revenues and expenses result from an entity’s ongoing major or central operations and activities - that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions.” As such, the Company believes that the sale of used top drives is an activity that the Company performs repeatedly, expects to continue performing, and focuses its resources and efforts on and therefore is an activity that generates revenues and expenses, rather than gains and losses. This belief is supported by the number of used top drive units the Company has sold over the last several years

United States Securities and Exchange Commission

Division of Corporate Finance

September 21, 2007

and expects to sell in the future. However to provide full and meaningful disclosure to investors, in its quarterly and annual reports the Company does disclose the number of used units sold during each reporting period and the resulting revenues and cost of sales related to those unit sales.

Research and Engineering Expenses, page F-15

3.	We note your disclosure that “Payments received from third parties, including payments for the use of equipment prototypes, during the research and development process are recognized as a reduction in research expense when the payments are received.” Please expand your disclosure to quantify the associated amounts received from third parties.

RESPONSE: For each of the three years in the period ended December 31, 2006, the three months ended March 31, 2007 and three months ended June 30, 2007, TESCO has not received any associated amounts from third parties. The Company will review the necessity of the disclosure in future quarterly and annual financial statements and if the disclosure continues to be made, we will quantify the amounts received from third parties, if any.

Note 14 – Selected Quarterly Financial Data, page F-35

4.	It does not appear that you have provided all disclosures required under Item 302 of Regulation S-K. Please review your disclosures and expand them as necessary or otherwise advise. As an example only, we are unable to locate disclosure of income (loss) before extraordinary items and cumulative effect of a change in accounting.

RESPONSE: In the Company’s 2006 annual report, we did not include net income before cumulative effect of accounting change in its selected quarterly financial data footnote pursuant to Item 302 of Regulation S-K. Please note that this disclosure only impacts the results for the quarterly period ended March 31, 2006 for which a cumulative effect of accounting change was recognized of $246 thousand. Because the omitted disclosure impacts the financial results for only one quarterly period and was not material to the financial results for that quarterly period (less than 3% of net income before cumulative effect of accounting change), the Company proposes to correct its selected quarterly financial data disclosure in all future filings.

United States Securities and Exchange Commission

Division of Corporate Finance

September 21, 2007

Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Note 3 – Shareholders’ Equity and Stock-Based Compensation, pages 10 and 11

5.	It does not appear that you have provided all of the disclosures required by paragraph A240 of FAS 123(R). Please review your disclosures and expand them as necessary or otherwise advise. As an example only, we are unable to locate disclosure of the number and weighted-average grant-date fair value for the equity instruments referenced by paragraph A240.b.2 of FAS 123(R).

RESPONSE: The Company understands that the disclosures required by FAS 123(R), paragraph A240 are required in its annual financial statements, its quarterly reports during the initial year of adoption of FAS 123(R) and its quarterly reports during the years subsequent to adoption, for significant events or significant changes in estimates in accordance with Accounting Principles Board No. 28, “Interim Financial Reporting” (“APB No 28”). As such the Company has disclosed in its interim financial statements, the amount of stock compensation expense recognized during the interim period, a description of the Company’s stock-based compensation plans and awards, all stock-based awards granted during the interim period including the number of awards granted, exercised and expired and the related weighted average exercise price thereof and the significant assumptions used in the Black-Scholes option pricing model. In light of the guidance in APB No. 28 and Regulation S-X Article 10 a-5, the Company did not consider the remaining disclosure requirements of FAS 123(R) to be of the nature required to be included in Form 10-Q as there were no other significant events or changes in estimates noted by management. Therefore, the Company believes that the disclosures regarding stock-based compensation in its quarterly reports is in accordance with GAAP and the related Commission rules and regulations.

Controls and Procedures, pages 26 and 35

6.	We note your statement that “Other than the aforementioned, there was no change in our internal control over financial reporting that occurred during the three months ended March 31, 2007 that has materially affected, or that we believe is reasonably likely to materially affect, our internal control over financial reporting.” Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE: Beginning with our next quarterly report, we will modify our Item 4. Controls and Procedures disclosure regarding Changes in Internal Control Over Financial Reporting by replacing the last paragraph as follows:

“These remediation efforts have changed our internal control over financial reporting in the second quarter of 2007 in a manner that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Other than the efforts taken as described above and the improvements resulting there from, there were no other changes in our internal controls over financial reporting or other factors that have materially affected or are reasonably likely to materially affect these internal controls over financial reporting during the period covered by this report.”

United States Securities and Exchange Commission

Division of Corporate Finance

September 21, 2007

If you have any questions regarding this response, please do not hesitate to contact us.

Regards,

/s/ Anthony Tripodo

Anthony Tripodo

Executive Vice President and Chief Financial Officer

Tesco Corporation

CC:	Mr. Jeff Dodd
Partner
Andrews Kurth LLP

Mr. Ricardo Moreno
Partner
PricewaterhouseCoopers LLP

Mr. Julio Quintana
President and CEO
Tesco Corporation